Exhibit 4.32

Catering Services Framework Agreement

This Agreement is entered into by and between the following parties in Guangzhou as of :

China Southern Airlines Company Limited (中国南方航空股份有限公司)(hereinafter referred to as “Party A”)

Address: No. 278, Ji Chang Road, Guangzhou

Legal Representative: Si Xianmin

Shenzhen Air Catering Co., Ltd. (深圳航空食品有限公司) (hereinafter referred to as “Party B”)

Address: Inside Shenzhen Bao’an International Airport

Legal Representative: Yuan Xin’an

Party A and Party B unanimously agreed under the principles of fairness and mutual benefit and through friendly consultations to enter into the following framework agreement in respect of the provision of in-flight catering and other related in-flight services:

Article 1 Scope of Services

1. Party B agrees to provide, in accordance with this Agreement, services of ordering, preparing, distribution, collection, storage and loading services of in-flight food and in-flight supplies and other related services for the inbound and outbound flights designated by Party A in the airport where Party B is located.

2. The inbound and outbound flights of Party A in the airport where Party B is located include scheduled flights and non-scheduled flights. Scheduled flights refers to planned flights operated according to the flight schedules; non-scheduled flights refers to private flights, chartered flights, ad hoc additional flights or cancelled, postponed, transit and stand-by landing flights.

3. Party A to this Agreement includes China Southern Airlines Company Limited and its wholly-owned and controlled subsidiaries.

Article 2 Rights and Obligations of Party A

1. Party A shall provide a catering and in-flight supplies distribution plan to Party B in advance, if the catering and in-flight supplies distribution plan has to be adjusted for non-scheduled flights, Party B shall be notified in time.

Party A shall be entitled to adjust the type and quantity of in-flight supplies according to flight arrangement and service needs.

2. Party A shall provide necessary tableware required for in-flight supplies and catering to Party B according to the distribution plan, and may entrust Party B to purchase such items of the description and specification as required by Party A when necessary.

3. Party A shall have the right to conduct safety and sanitary inspections on Party B on an irregular basis and demand Party B to take prompt measures to rectify any inadequacy or defect identified.

Article 3 Rights and Obligations of Party B

1. Party B shall provide catering, in-flight supplies and other related services for the flights of Party A according to the catering and in-flight supplies distribution plan and the menu approved by Party A in the correct quantity and as scheduled. Party B shall deliver the food and in-flight supplies prepared to the designated place within the cabinet as required by Party A and complete the handover procedures, ensure that the flights of Party A will not be delayed due to distribution of catering/in-flight supplies.

2. Party B shall formulate, adjust and change the menu on a regular basis as required by Party A. Party B shall strictly comply with the Food Safety Law of the People's Republic of China and the catering standard of the aviation industry in order to ensure that the catering provided conforms to the food safety law of the country and the industry standard.

3. Party B shall comply with the requirements set by Party A regarding safety, storage and collection management.

4. Party B shall undertake to assist Party A in its performance of the Agreement pursuant to the applicable listing rules of the stock exchange on which its securities are listed (hereinafter referred to as the “Listing Rules”).

Article 4 Special Provisions

1. The prices offered by both parties shall be determined on a fair and reasonable basis in accordance with the national or local charge regulations, and shall be based on the fair market rate. The transaction price offered to Party A by Party B shall not be higher than those offered by any independent third party or the standard rate.

2. Party A and Party B unanimously agree that the aggregate transaction amount under this Agreement for 2016, 2017 and 2018 shall not exceed RMB152 million, RMB175 million and RMB201 million, respectively. As to the caps of transaction amount, Party A and Party B shall satisfy the requirements of the applicable listing rules during their performance hereof.

Article 5 Liabilities for Breach of the Agreement

Where either party hereto violates any provisions hereof, fails to perform or fails to fully perform their respective obligations hereunder, such violation and failure shall constitute a breach of the Agreement. The party in breach shall bear the liabilities for the breach pursuant to the relevant provisions of the Contract Law of the People’s Republic of China, and the other party shall have the right to terminate this Agreement.

Article 6 Dispute Resolution

Any dispute arising out of or in connection with the interpretation, validity and execution of this Agreement shall be resolved through amicable consultation between Party A and Party B. If no agreement is reached through consultation, either party shall have the right to submit such dispute to a competent People’s Court in Guangzhou for resolution by law suit.

Article 7 Validity and Term of this Agreement

This Agreement shall have a term of three years commencing from 1 January 2016 and ending on 31 December 2018, and shall have legally binding effect upon both parties from the date on which this Agreement takes effect.

Article 8 Miscellaneous

1. Either party shall not revise or modify the terms and contents of this Agreement without prior written consent by both parties. No supplement or revision to the Agreement shall have legal binding effect upon both parties until it is agreed by both parties and substantiated by a written supplemental agreement.

2. Any matters not covered by this Agreement shall be agreed upon by both parties through consultation and a written supplemental agreement may be entered into between them. Such written supplemental agreement shall be of the same legal effect as this Agreement.

3. This Agreement is made in four counterparts with two copies held by each party, which shall have the same legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative:

Date: ● 20●

Party B: Shenzhen Air Catering Co., Ltd.

Authorized Representative:

Date: ● 20●